UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

METAL STORM LIMITED

(Translation of registrant’s name into English)

Level 34 Central Plaza One

345 Queen St

Brisbane, QLD 4000, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

INDEX TO EXHIBITS

ITEM

1.	ASX release “Metal Storm Achieves Key Technical Developments Ahead of Demonstration in the USA” dated 10 March 2004.

®	METAL STORM LIMITED A.C.N. 064 270 006

METAL STORM ACHIEVES KEY TECHNICAL DEVELOPMENTS

AHEAD OF DEMONSTRATION IN THE USA

BRISBANE, AUSTRALIA – 10 March 2004 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX )

Metal Storm Limited announced today several new technical achievements related to its preparations for in-flight test firings of its electronic weapons system from a small unmanned helicopter in the US.

These achievements included:

•	several successful test firings of 40mm grenade rounds from a suspended helicopter airframe to simulate in-flight conditions;

•	the successful testing of an integrated recoil reduction system; and

•	the first-time use of lightweight non-metallic material in a Metal Storm multi-shot cartridge.

Metal Storm’s Director of Science and Innovation, Mr. Mike O’Dwyer said that these developments successfully completed a major step in the program to produce a very advanced, lightweight, remote-controlled, multi-shot grenade launch system for mounting on small unmanned aircraft.

“We have proved that we can successfully mount our grenade launching system on an airframe, fire the weapon as specified, and manage the recoil of the weapon within acceptable limits”

“The use of non-metallic material in the multi-shot cartridge design has allowed us to significantly reduce the weight of the weapon without compromising its performance. This is a critical achievement because it means we can pack much more firepower into the system within the weight limits of the aircraft, giving us a big advantage over conventional systems,” Mr. O’Dwyer said

Metal Storm recently announced plans to conduct live firing demonstrations from an unmanned helicopter in the US during the second quarter of 2004. This is the key deliverable under a Memorandum of Understanding (MOU) which Metal Storm signed with Dragonfly Pictures Inc (DPI) on 23 February 2004 to demonstrate the capability of a weaponised version of DPI’s new Dragonfly DP-4X unmanned helicopter.

“Another exciting aspect of the developments achieved this week is that they add to the capabilities of our generic 40mm weapons system that has the potential to be applied in a variety of situations and formats, including shoulder fired weapons, area denial pods, and battlefield robots,” Mr. O’Dwyer said.

Ends

www.metalstorm.com

Company Contact:	Investor Contact:	Media Contact:
Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

About Dragonfly Pictures Inc

DPI has pioneered a family of small vertical take-off and landing (VTOL) unmanned helicopters for military, civil and commercial users for twelve years. Originally, the platforms developed by DPI were built to support the special effects industry; now DPI’s technology is being applied to Homeland Security roles and Convoy protection applications around the globe. Under Mr. Michael W. Piasecki’s leadership, DPI continues a strong tradition of 65+years of helicopter technology development, a legacy that started in 1942 by Mr. Frank N. Piasecki, the father of the Tandem Helicopter still in use today in Afghanistan and IRAQ.

DPI has focused its expertise to rapidly develop products that will directly assist small unit commanders which confront ambushes, Land Mines and Improvised Explosive Devices (IED’s) on a daily basis. These products are by design: multi-mission flexible, HMMWV compatible, and substantially reduce operator work load and support personnel.

www.dragonflypictures.com

About Metal Storm

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED
(Registrant)

Date May 7, 2004	By	/s/ Sylvie Moser-Savage

(Signature)

	Name	Sylvie Moser-Savage

	Title	Company Secretary